SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)



                              WESTCO BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   957504-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Jennifer R. Evans, Esq.
                        Vedder, Price, Kaufman & Kammholz
                            222 North LaSalle Street
                             Chicago, IL 60601-1003
                                 (312) 609-7500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 17, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
[  ]                                                        (Page 1 of 17 Pages)

                                  SCHEDULE 13D

CUSIP NO. 957504-10-3                                         PAGE 2 OF 17 PAGES



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MAF Bancorp, Inc.
                  36-3664868
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS* WC; BK
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------

                    NUMBER OF SHARES         7        SOLE VOTING POWER
                  BENEFICIALLY OWNED                           617,685
                    BY EACH REPORTING        -----------------------------------
                      PERSON WITH            8        SHARED VOTING POWER
                                                               -0-
                                             -----------------------------------
                                             9        SOLE DISPOSITIVE POWER
                                                              617,685
                                             -----------------------------------
                                             10       SHARED DISPOSITIVE POWER
                                                             - 0 -
                                             -----------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  617,685
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [  ]
         SHARES*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  19.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  CO, HC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 957504-10-3                                         Page 3 of 17 Pages

         This statement is being filed with the Securities and Exchange Commission (the "SEC") by MAF Bancorp, Inc. ("MAF Bancorp") in accordance with the requirements of Rule 13d-1 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On August 17, 1998, MAF Bancorp, a Delaware corporation, and Westco Bancorp., Inc., a Delaware corporation ("Westco Bancorp" or the "Issuer"), entered into an Agreement and Plan of Reorganization (the "Merger Agreement"), pursuant to which it is currently contemplated that MAF Bancorp is to acquire Westco Bancorp through the merger of Westco Bancorp with and into MAF Bancorp (the "Merger"), subject to receipt of regulatory and Westco Bancorp stockholder approval and satisfaction of certain other conditions. In connection with the Merger Agreement, MAF Bancorp entered into (i) an Option Agreement dated August 17, 1998 (the "Option Agreement") with Westco Bancorp pursuant to which MAF Bancorp was granted an option to purchase up to 19.9% of the issued and outstanding common stock of Westco Bancorp, taking into account the option shares, which is exercisable following the occurrence of certain events described therein and receipt of requisite regulatory approvals, and (ii) affiliate agreements dated August 17, 1998 with certain directors and officers of Westco Bancorp who are stockholders of Westco Bancorp and who agreed to vote for the Merger at the Westco Bancorp stockholder meeting(the "Stockholder Voting Agreements"). This statement is being filed because, as described in Item 5 hereof, MAF Bancorp may be deemed to have acquired "beneficial ownership," as that term is defined in Rule 13d-3 promulgated by the SEC under the Exchange Act, of certain shares of the Issuer as a result of MAF Bancorp's having entered into the Option Agreement.

         The Option Agreement, the Stockholder Voting Agreements, and the Merger Agreement are hereinafter sometimes referred to collectively as the "Agreements." Any information herein relating to the Issuer, stockholders thereof, or any other parties to the Option Agreement, the Stockholder Voting Agreements or the Merger Agreement (other than MAF Bancorp or any subsidiaries or affiliates of any of them) is based upon information set forth in such agreements or upon publicly available information.

Item 1.  SECURITY AND ISSUER.

         This statement relates to shares of common stock, par value $.01 per share, of Westco Bancorp (the "Common Stock"). Westco Bancorp is a Delaware corporation and a savings and loan holding company under the Home Owner's Loan Act, as amended. Westco Bancorp's principal subsidiary is First Federal Savings and Loan Association of Westchester, a federal savings and loan association. The address of the principal executive offices of Westco Bancorp is as follows:

                                  SCHEDULE 13D

CUSIP No. 957504-10-3                                         Page 4 of 17 Pages

                           Westco Bancorp, Inc.
                           2121 South Manheim Road
                           Westchester, Illinois 60154

Item 2.  IDENTITY AND BACKGROUND.

         1. MAF Bancorp is a Delaware corporation and a savings and loan holding company under the Home Owner's Loan Act, as amended. Its principal business is banking, real estate development and related financial services. The address of MAF Bancorp's principal executive offices is as follows:

                           MAF Bancorp, Inc.
                           55th & Holmes Avenue
                           Clarendon Hills, Illinois  60514

         2. MAF Bancorp has not, during the last five years, been convicted in a criminal proceeding. MAF Bancorp has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         3. Identity and Background of each Executive Officer and Director of MAF Bancorp

                  DIRECTORS:

         1.       (a)      Allen H. Koranda
                  (b)      Business Address:
                           55th & Holmes Avenue
                           Clarendon Hills, Illinois   60514
                  (c)      Principal Occupation:
                           Chairman of the Board and Chief Executive Officer of MAF Bancorp and Mid America Bank, fsb
                           ("Mid America Bank")
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

                                  SCHEDULE 13D

CUSIP No. 957504-10-3                                         Page 5 of 17 Pages

         2.       (a)      Kenneth Koranda
                  (b)      Business Address:
                           1823 Centre Point Circle
                           Naperville, Illinois  60566
                  (c)      Principal Occupation:
                           President,
                           MAF Bancorp and
                           Mid America Bank
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

         3.       (a)      Robert Bowles, M.D.
                  (b)      Personal Address:
                           495 Fawn Hill Place
                           Sanford, Florida  32746
                  (c)      Principal Occupation:
                           Associate Medical Director,
                           Orlando (Florida) Health Care Group
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

         4.       (a)      Terry Ekl
                  (b)      Business Address:
                           55th & Holmes Avenue
                           Clarendon Hills, Illinois 60514
                  (c)      Principal Occupation:
                           Partner, Connolly, Ekl & Williams, P.C.
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

                                  SCHEDULE 13D

CUSIP No. 957504-10-3                                         Page 6 of 17 Pages

         5.       (a)      Joe F. Hanauer
                  (b)      Business Address:
                           361 Forest Avenue, Suite 200
                           Laguna Beach, California 92651-2145
                  (c)      Principal Occupation:
                           Principal, Combined Investments, L.P.;
                           Former Chairman, and Current Director, Grubb & Ellis
                           Co.
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

         6.       (a)      F. William Trescott
                  (b)      Personal Address:
                           324 The Lane
                           Hinsdale, Illinois 60521
                  (c)      Principal Occupation:
                           Assistant Superintendent, Retired,
                           Hinsdale Township (Illinois) High School District 86
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

         7.       (a)      Lois B. Vasto
                  (b)      Personal Address:
                           2143 University Drive
                           Naperville, Illinois  60565
                  (c)      Principal Occupation:
                           Senior Vice President, Retired, of
                           MAF Bancorp, Inc. and
                           Mid America Bank
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

                                  SCHEDULE 13D

CUSIP No. 957504-10-3                                         Page 7 of 17 Pages

         8.       (a)      Jerry A. Weberling
                  (b)      Business Address:
                           55th & Holmes Avenue
                           Clarendon Hills, Illinois   60514
                  (c)      Principal Occupation:
                           Executive Vice President and Chief Financial
                           Officer of MAF Bancorp and Mid America Bank
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

         9.       (a)      Henry Smogolski
                  (b)      Personal Address:
                           1865 N. Braymore Drive
                           Inverness-Barrington, Illinois  60010
                  (c)      Principal Occupation:
                           Retired Former Chairman and Chief Executive Officer,
                           N.S. Bancorp, Inc.
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

         10.      (a)      Andy J. Zych
                  (b)      Personal Address:
                           820 Port Clinton Court-East
                           Buffalo Grove, Illinois  60089
                  (c)      Principal Occupation:
                           Retired, Former Executive Vice President,
                           N.S. Bancorp, Inc.
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

                                  SCHEDULE 13D

CUSIP No. 957504-10-3                                         Page 8 of 17 Pages

                  EXECUTIVE OFFICERS:

         1.       (a)      Allen H. Koranda
                           See Director listing above

         2.       (a)      Kenneth Koranda
                           See Director listing above

         3.       (a)      Jerry A. Weberling
                           See Director listing above

         4.       (a)      Sharon Wheeler
                  (b)      Business Address:
                           1823 Centre Point Circle
                           Naperville, Illinois   60566
                  (c)      Principal Occupation:
                           Senior Vice President of MAF Bancorp and Mid America
                           Bank
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

         5.       (a)      Thomas Miers
                  (b)      Business Address:
                           55th & Holmes Avenue
                           Clarendon Hills, Illinois 60514
                  (c)      Principal Occupation:
                           Senior Vice President of MAF Bancorp and Mid America
                           Bank
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

                                  SCHEDULE 13D

CUSIP No. 957504-10-3                                         Page 9 of 17 Pages

         6.       (a)      Kenneth Rusdal
                  (b)      Business Address:
                           55th & Holmes Avenue
                           Clarendon Hills, Illinois 60514
                  (c)      Principal Occupation:
                           Senior Vice President of MAF Bancorp and Mid America
                           Bank
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

         7.       (a)      Gerard J. Buccino
                  (b)      Business Address:
                           55th & Holmes Avenue
                           Clarendon Hills, Illinois   60514
                  (c)      Principal Occupation:
                           Senior Vice President and Controller of MAF Bancorp and Mid America Bank
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

         8.       (a)      Michael J. Janssen
                  (b)      Business Address:
                           55th & Holmes Avenue
                           Clarendon Hills, Illinois   60514
                  (c)      Principal Occupation:
                           Senior Vice President of MAF Bancorp and Mid America
                           Bank
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

                                  SCHEDULE 13D

CUSIP No. 957504-10-3                                        Page 10 of 17 Pages

         9.       (a)      David W. Kohlsaat
                  (b)      Business Address:
                           55th & Holmes Avenue
                           Clarendon Hills, Illinois 60514
                  (c)      Principal Occupation:
                           Senior Vice President of MAF Bancorp and Mid America
                           Bank
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

         10.      (a)      William Haider
                  (b)      Business Address:
                           1823 Centre Point Circle
                           Naperville, Illinois 60566
                  (c)      Principal Occupation:
                           Senior Vice President of MAF Bancorp and Mid America
                           Bank and President of MAF Developments, Inc.
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

         11.      (a)      Carolyn Pihera
                  (b)      Business Address:
                           55th & Holmes Avenue
                           Clarendon Hills, Illinois 60514
                  (c)      Principal Occupation:
                           Vice President of Mid America Bank and Corporate
                           Secretary of MAF Bancorp and Mid America Bank
                  (d)      See Page 10 below
                  (e)      See Page 10 below
                  (f)      Citizenship:  United States of America

         With respect to items (d) and (e) for each director and officer named above, during the last five years none of the individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor has any of the aforementioned individuals, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

CUSIP No. 957504-10-3                                        Page 11 of 17 Pages

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Any purchase of the Common Stock pursuant to the Option Agreement covered by this Schedule would be made from MAF Bancorp's working capital and or borrowed funds. The total amount of funds to be utilized for such purchase is not anticipated to exceed $18,500,000.

Item 4.  PURPOSE OF TRANSACTION.

         On August 17, 1998, MAF Bancorp entered into the following agreements in connection with the acquisition of Westco Bancorp:

         1.       The Option Agreement;

         2. The Stockholder Voting Agreements with certain stockholders of Westco Bancorp (as listed on Schedule I attached thereto);

         3. The Merger Agreement, pursuant to which it is currently contemplated that MAF Bancorp is to acquire Westco Bancorp in a stock-for-stock merger with Westco Bancorp being merged with and into MAF Bancorp.

         MAF Bancorp's purpose for entering into the Option Agreement and the Stockholder Voting Agreements is to facilitate the acquisition of Westco Bancorp pursuant to the Merger Agreement. Certain aspects of the Agreements are summarized in this Schedule. The summaries contained herein are qualified by the actual terms of the Agreements, each of which is included as an exhibit hereto, and incorporated herein by reference.

         All capitalized terms not otherwise defined herein shall have the meanings defined in the respective Agreements as the context requires, unless otherwise specified.

         Upon the terms of and subject to the conditions set forth in the Option Agreement, Westco Bancorp has granted to MAF Bancorp an option (the "Stock Option") to purchase, after the occurrence of a Triggering Event (defined below) and subject to receipt of all necessary regulatory approvals, an aggregate amount of up to 19.9% of the outstanding Common Stock on a when-issued basis of Westco Bancorp's authorized but unissued Common Stock at an exercise price of $26.35 per share (subject to adjustment in certain circumstances) (the "Option Price"). As of August 17, 1998, 617,685 shares of Westco Common Stock were subject to the Stock Option based on the total number of shares then issued and outstanding.

                                  SCHEDULE 13D

CUSIP No. 957504-10-3                                        Page 12 of 17 Pages

         A Triggering Event includes the occurrence of any of the following events:

         (a) The Board of Directors of Westco Bancorp withdraws its support of the Merger by resolution or by authorization of specific action inconsistent with consummation of the Merger or fails to recommend approval of the Merger;

         (b) Any person or group, other than MAF Bancorp, acquires beneficial ownership of, or acquires the right or option to acquire beneficial ownership of or to vote securities representing, ten percent (10%) or more of the then outstanding Common Stock of Westco Bancorp, and thereafter, the Board of Directors of Westco Bancorp (i) recommends such acquisition to its stockholders for acceptance; (ii) fails to take such actions as MAF Bancorp reasonably requests to oppose such acquisition; or (iii) fails to recommend to Westco Bancorp's stockholders or withdraws its approval of the Merger Agreement;

         (c) Westco Bancorp enters into any agreement with any person or group (other than the Merger Agreement) providing for the merger, consolidation, or similar transaction with Westco Bancorp or any of Westco Bancorp's subsidiaries, or the sale of all or substantially all of the assets of Westco Bancorp; or

         (d) Any person or group makes a bona fide proposal (a "Proposal") for any merger, consolidation or acquisition of all or substantially all the assets of Westco Bancorp or other business combination involving Westco Bancorp, and thereafter, but before such Proposal has been publicly withdrawn (as defined in the Option Agreement), Westco Bancorp willfully commits any material breach of any covenant of the Merger Agreement and such breach (A) would entitle MAF Bancorp to terminate the Merger Agreement without regard to the cure periods provided for therein, (B) is not cured and (C) would materially interfere with Westco Bancorp's ability to consummate the Merger or materially reduce the value of the transaction to MAF Bancorp.

         If either (i) a Triggering Event occurs during the term of the Option Agreement and the transaction which is the subject of such Triggering Event is consummated, or (ii) any person or group (other than MAF Bancorp or its affiliates) acquires beneficial ownership of 50% or more of the Westco Common Stock, then MAF Bancorp or its transferee may, in lieu of exercising the Stock Option with respect to any Optioned Shares for which the Stock Option has not yet been exercised elect to receive in lieu of exercise of the Stock Option to purchase any of the Option Shares a sum of money equal to the "Spread" (as hereinafter defined) multiplied by the total number of Option Shares for which the Stock Option is exercisable. Such sum is payable in immediately available funds within 10 business days of MAF's request therefor. Simultaneously with the making of such payment, the Option shall, automatically and without

                                  SCHEDULE 13D

CUSIP No. 957504-10-3                                       Page 13 of 17 Pages

any further action of any party, be cancelled and shall be null, void and of no further force or effect.

         The term "Spread" means the excess, if any, over the Option Price of the higher of (i) the highest closing price per share of Westco Common Stock as reported on The Nasdaq Stock Market ("NASDAQ") within six months immediately preceding the date that MAF Bancorp requests cash in lieu of shares, (ii) the price per share of Westco Common Stock at which a tender offer or an exchange offer therefor has been made, (iii) the price per share of Westco Common Stock to be paid by any third party pursuant to an agreement with Westco Bancorp, or
(iv) in the event of a sale of all or a substantial portion of Westco Bancorp's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Westco Bancorp determined by a nationally recognized investment banking firm mutually selected by MAF Bancorp, on the one hand, and Westco Bancorp, on the other, divided by the number of shares of Westco Common Stock outstanding at the time of such sale. In determining the cash-out amount, the value of any consideration payable to Westco Bancorp or its stockholders other than cash shall be determined by a nationally recognized investment banking firm mutually selected by MAF Bancorp, on the one hand, and Westco Bancorp on the other.

         The cash-out payment contemplated above shall be payable exclusively to MAF Bancorp and the right to receive said payment may not be sold, assigned or otherwise transferred and shall not inure to the benefit of any transferee of the Stock Option or any other right under this Agreement except an assignee of MAF Bancorp in accordance with the terms of the Option Agreement.

         The Option Agreement shall terminate upon the first to occur of (i) the consummation of the transactions contemplated by the Merger Agreement, (ii) 24 months after occurrence of a Triggering Event, (iii) valid termination of the Merger Agreement by Westco Bancorp if by reason of a breach by MAF Bancorp,
(iii) termination of the Merger Agreement by mutual agreement of the parties,
(iv) termination by MAF Bancorp as a result of failure to obtain approval of Applicable Governmental Authorities (as defined in the Merger Agreement); or (v) twelve months after the termination of the Merger Agreement for any other reason.

         MAF Bancorp also entered into Stockholder Voting Agreements with certain directors and officers of Westco Bancorp who are stockholders of Westco Bancorp (each a "Stockholder") under which each Stockholder agrees to vote the Common Stock which the Stockholder is entitled to vote (a) in favor of the Merger and the transactions contemplated by the Merger Agreement; (b) against any action or agreement which would result in a breach of any covenant, representation or warranty or any other obligation of Westco Bancorp under the Merger

                                  SCHEDULE 13D

CUSIP No. 957504-10-3                                        Page 14 of 17 Pages

Agreement; and (c) against any action or agreement which would impede or interfere with the transactions contemplated by the Merger Agreement, including, but not limited to: (i) any change in the management or Board of Directors of Westco Bancorp, except as otherwise agreed to in writing by MAF Bancorp; (ii) any change in the present capitalization or dividend policy of Westco Bancorp; or (iii) any other material change in Westco Bancorp's corporate structure or business.

         Pursuant to the Merger Agreement, MAF Bancorp and Westco Bancorp have agreed that MAF Bancorp will acquire Westco Bancorp through the merger of Westco Bancorp with and into MAF Bancorp, subject to receipt of regulatory and Westco Bancorp stockholder approvals and satisfaction of certain other conditions. Under the terms and subject to the conditions set forth in the Merger Agreement, each share of Common Stock of Westco Bancorp issued and outstanding immediately prior to the effective time of the Merger will be converted into a right to receive 1.395 shares of MAF Bancorp common stock; provided, however, if the MAF Closing Stock Price (as defined below) on any business day during the 10 consecutive business days immediately preceding the fifth business day before the Closing Date (the "Pricing Period") is less than $18.886, then on the second business day after the end of the Pricing Period, Westco Bancorp shall have the option to (i) terminate the Merger Agreement; (ii) renegotiate with MAF Bancorp over the payment terms described in the Merger Agreement; or (iii) proceed with the Merger pursuant to the terms of the Merger Agreement.

         "MAF Closing Stock Price" on any day in the Pricing Period means the dollar amount equal to the volume weighted average price of all transactions for MAF Bancorp common stock on that date reported on NASDAQ.

         If the transactions contemplated by the Merger Agreement are consummated, (1) MAF Bancorp will, in effect, acquire all of the Common Stock of the Issuer; (2) the Issuer will be merged with and into MAF Bancorp; (3) the Common Stock of the Issuer would be eligible for termination of registration pursuant to Section 12(g) of the Exchange Act and would cease to be quoted on any inter-dealer quotation system; and (4) other similar actions might be taken or changes may occur reflecting the transactions contemplated by the Agreements. The Agreements will impede the acquisition of control of the Issuer by another person.

Item 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) and (b) Pursuant to the Option Agreement, MAF Bancorp has the right to acquire up to 19.9% (617,685 shares as of August 17, 1998) of the outstanding Common Stock on a when issued basis of Westco Bancorp's authorized but unissued Common Stock upon the occurrence of a Triggering Event (the "Optioned Shares").

                                  SCHEDULE 13D

CUSIP No. 957504-10-3                                       Page 15 of 17 Pages

         MAF Bancorp currently does not have the right to vote or to direct the vote, or to dispose or direct the disposition of, the shares of Common Stock subject to the Option Agreement or the Stockholder Voting Agreements. MAF Bancorp has the right, upon the occurrence of a Triggering Event and receipt of all necessary regulatory approvals, to acquire the shares subject to the Stock Option. If such shares were acquired by exercise of the Stock Option, MAF Bancorp would have the sole power to vote and dispose of such shares.

         Under the Stockholder Voting Agreements, stockholders of Westco Bancorp who are also directors or officers of Westco Bancorp, have agreed with MAF Bancorp that they will vote their Common Stock in favor of the Merger and, among other things, against any action that may impede or interfere with the Merger, including any change in the management or Board of Directors of Westco Bancorp. (See Item 4.) The aggregate number of shares of Common Stock owned by the stockholders of Westco Bancorp who are parties to Stockholder Voting Agreements is approximately 536,920 shares, which constitutes approximately 21.6% of the currently outstanding Common Stock of Westco Bancorp. See Exhibit B, Schedule I for a listing of the directors and officers who have executed Stockholder Voting Agreements.

         MAF Bancorp disclaims beneficial ownership with respect to the shares held by the Westco Bancorp stockholders who are parties to the Stockholder Voting Agreements.

         (c) To the best knowledge of MAF Bancorp as reported herein, there has been no transaction in the Common Stock of the Issuer effected during the past sixty (60) days by MAF Bancorp or any director or officer of MAF Bancorp identified in Item 2.

         (d) Prior to exercise of the Stock Option, MAF Bancorp does not have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Optioned Shares described in Item 5(a).

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 4, MAF Bancorp, Westco Bancorp and the Stockholders and certain other parties have entered into the Agreements, which are filed as exhibits to this Schedule and are incorporated herein by reference.

                                  SCHEDULE 13D

CUSIP No. 957504-10-3                                       Page 16 of 17 Pages

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT A:        Option Agreement (incorporated herein by reference to
                           Exhibit 2.2 to MAF Bancorp's Current Report on Form
                           8-K dated August 17, 1998, and filed with the Commission on August 20, 1998).

         EXHIBIT B:        Form of Stockholder Voting Agreement

         EXHIBIT C:        Merger Agreement (incorporated herein by reference
                           to Exhibit 2.1 to MAF Bancorp's Current Report on
                           Form 8-K dated August 17, 1998, and filed with the Commission on August 20, 1998).

                                  SCHEDULE 13D

CUSIP No. 957504-10-3                                        Page 17 of 17 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

                                             MAF Bancorp, Inc., a Delaware
                                             corporation

                                             By: /s/ ALLEN H. KORANDA
                                             -----------------------------------
                                             Allen H. Koranda
                                             Chairman of the Board and Chief
                                             Executive Officer

Date:         August 27, 1998

                                                                    EXHIBIT B to
                                                                    Schedule 13D
                                                            filed by MAF Bancorp

                      FORM OF STOCKHOLDER VOTING AGREEMENT

MAF Bancorp, Inc.
55th & Holmes Avenue
Clarendon Hills, Illinois  60514

Ladies and Gentlemen:

         I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Westco Bancorp, Inc., a Delaware corporation ("Bancorp"), as the term "affiliate" is (i) defined for purposes of paragraphs
(c) and (d) of Rule 145 of the rules and regulations ("Rules and Regulations") of the Securities and Exchange Commission ("Commission") under the Securities Act of 1933, as amended ("Act"), and/or (ii) used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Commission. Pursuant to the terms of the Agreement and Plan of Reorganization dated as of August 17, 1998 ("Agreement"), by and between MAF Bancorp, Inc., a Delaware corporation ("MAF"), and Bancorp pursuant to which Bancorp shall be merged with and into MAF (the "Merger") and the stockholders of Bancorp shall receive shares of common stock, par value $0.01 per share, of MAF ("MAF Common Stock") in exchange for shares of common stock, par value $0.01 per share, of Bancorp ("Bancorp Common Stock").

         As a result of the Merger, I may receive shares of MAF Common Stock in exchange for shares (or upon exercise of options to purchase shares or upon the exercise by me of rights under certain option plans of Bancorp that become exercisable upon the consummation of the Merger) owned by me of Bancorp Common Stock ("MAF Securities").

         I represent, warrant and covenant to MAF that in the event I receive any shares of MAF Securities as a result of the Merger:

         A. I shall not make any sale, transfer or other disposition of MAF Securities in violation of the Act or the Rules and Regulations.

         B. I have carefully read this letter and the Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of MAF Securities to the extent I felt necessary, with my counsel or counsel for Bancorp.

         C. I have been advised that the issuance of MAF Securities to me pursuant to the Merger shall be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, because (a) at the time the Merger shall be submitted for a vote of the stockholders of Bancorp, I may be deemed to be an affiliate of Bancorp and (b) the distribution by me of MAF Securities has not been registered under the Act, I may not sell, transfer or otherwise dispose of MAF Securities issued to me in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, (ii) such sale, transfer or other disposition has been registered under the Act or
(iii) in the opinion of counsel reasonably acceptable to MAF, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

         D. I understand that, except as provided in the Agreement, MAF is under no obligation to register the sale, transfer or other disposition of MAF Securities by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

         E. I also understand that stop transfer instructions will be given to MAF's transfer agents with respect to MAF Securities issued to me and that there will be placed on the certificates for MAF Securities issued to me, or any substitutions therefor, a legend stating in substance:

                  "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED
                  IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED
                  BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED AUGUST 17, 1998 BETWEEN
                  THE REGISTERED HOLDER HEREOF AND MAF BANCORP, INC., A COPY
                  OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF
                  MAF BANCORP, INC."

         F. I also understand that, unless the sale or transfer by me of MAF Securities has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, MAF reserves the right to put the following legend on the certificates issued to my transferee:

                  "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ACQUIRED IN
                  A TRANSACTION THAT WAS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION

                  FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

         G. I further represent to, and covenant with, MAF that to the extent the consummation of the Merger results in a "change in control" pursuant to any option plan of Bancorp and, as a result thereof, I exercise any right to require MAF to repurchase my outstanding options thereunder, I will elect to receive MAF Securities as consideration for such repurchase, notwithstanding any ability I may have under such option plan to receive cash consideration from MAF (whether as the result of MAF's sale, on my behalf, of MAF Securities issued to me or otherwise).

         H. I further represent to, and covenant with, MAF that I will not sell, transfer or otherwise dispose of, or execute any cashless exercise of stock options or warrants for, (i) any Bancorp Common Stock during the 30 days immediately preceding the effective date of the Merger or (ii) any MAF Securities received by me in the Merger or enter into any arrangement to reduce my risk relating to Bancorp Common Stock or such MAF Securities until after such time as financial results covering at least 30 days of combined operations of Bancorp and MAF have been published by MAF, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations. MAF shall notify the "affiliates" of the publication of such results.

         I. I hereby agree that at any meeting of the stockholders of Bancorp however called, and in any action by written consent to the stockholders of Bancorp, I (solely in my capacity as a stockholder) shall vote the Bancorp Common Stock which I am entitled to vote (a) in favor of the Merger and the transactions contemplated by the Merger Agreement; (b) against any action or agreement which would result in a breach of any covenant, representation or warranty or any other obligation of Bancorp under the Merger Agreement; and (c) against any action or agreement which would impede or interfere with the transactions contemplated by the Merger Agreement, including, but not limited to: (i) any change in the management or Board of Directors of Bancorp, except as otherwise agreed to in writing by MAF; (ii) any change in the present capitalization or dividend policy of Bancorp; or (iii) any other material change in Bancorp's corporate structure or business.

         J. I agree not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent to approve or adopt the Merger Agreement and the transactions contemplated thereby.

         K. I agree to use my best efforts to cause the Merger and the other transactions contemplated by the Merger Agreement to be consummated.

         L. Prior to the Effective Time (as defined in the Merger Agreement), I will not sell, assign, transfer or otherwise dispose of (including, without limitation, by the creation of a Lien (as defined below)), or permit to be sold, assigned, transferred or otherwise disposed of, any shares of Bancorp Common Stock owned of record or beneficially by me, whether such shares of Bancorp Common Stock are owned of record or beneficially by me on the date of the Merger Agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, except (i) for transfers by will or by operation of law (in which case this letter agreement shall bind the transferee); (ii) for sales, assignments, transfers or other dispositions necessitated by hardship with the prior written consent of MAF; or (iii) as MAF may otherwise agree in writing.

         M. I represent that (i) I have the complete and unrestricted power and the unqualified right to enter into and perform the terms of this letter agreement; (ii) this letter agreement constitutes a valid and binding agreement with respect to me, enforceable against me in accordance with its terms; and
(iii) I own the shares of Bancorp Common Stock free and clear of any liens, claims, charges or other encumbrances and restrictions of any kind whatsoever ("Liens") except as noted below, and have sole and unrestricted voting power with respect in such shares of Bancorp Common Stock:

                           -----------------------------
                           -----------------------------
                           -----------------------------

         Execution of this letter should not be considered an admission on my part that I am an "affiliate" of Bancorp as described in the first paragraph of this letter, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

                                             Very truly yours,

                                             -----------------------------------
                                             Name:

Accepted and Agreed to                      Number of Shares of
this _____ day of                            Westco Common Stock ____________
__________________, 1998, by

MAF Bancorp, Inc.

By:  ____________________________
         Name:
         Title:

                                   SCHEDULE I

         This Schedule lists the officers and directors of Westco Bancorp, Inc. who executed the Stockholder Voting Agreement attached hereto and the number of shares of Westco Bancorp, Inc. owned by each officer and director.

                                  NUMBER OF SHARES OF WESTCO BANCORP'S
NAME OF OFFICER OR DIRECTOR                  COMMON STOCK
---------------------------                  ------------
David C. Burba                                  122,483
Rosalyn M. Lesak                                 25,636
James E. Dick                                    12,771
Edward A. Matuga                                 68,001
Thomas J. Nowicki                                 5,601
Robert E. Vorel, Jr.                             37,601
Richard A. Brechlin                              44,955
Gregg P. Goossens                               130,295
Kenneth J. Kaczmarek                             27,262
Roberta B. Sramek                                23,786
Mary S. Suffi                                    38,529
                                                -------
            TOTAL                               536,920
                                                =======